KOOKABURRA RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, BC V6E 3V7
Tel: (604) 685-9316 • Fax: (604) 683-1585



03029806

August 25, 2003

U.S. Securities & Exchange Commission
Room 3094 (3-6)
#450 - 5th Street N.W.
Washington, DC
20549

Dear Sirs:

RE: KOOKABURRA RESOURCES LTD. - SEC File No. 82-2740

Enclosed for filing find the Company's BC Form 51-901F - Quarterly Report for the quarter ended June 30, 2003.

Yours very truly,

KOOKABURRA RESOURCES LTD.

Per:

for/ Nick DeMare
Director

ND:as

Enclosure

dlw 9/8

SEC File #82-2740

BC FORM 51-901F

SCHEDULE A

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2003

(Unaudited - Prepared by Management)

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	June 30, 2003 $	December 31, 2002 $ *(Audited)*
ASSETS		
CURRENT ASSETS		
Cash	4,640	16,717
Amounts receivable and prepaids	7,020	63,009
	11,660	79,726
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	203,639	247,499
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	19,052,007	19,052,007
DEFICIT	(19,243,986)	(19,219,780)
	(191,979)	(167,773)
	11,660	79,726

APPROVED BY THE DIRECTORS

"Graeme Robinson" , Director

"Nick DeMare" , Director

The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F

SCHEDULE A

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003 $	2002 $	2003 $	2002 $
REVENUE				
Oil and gas sales	-	26,806	-	43,619
EXPENSES				
Production	-	2,812	-	8,776
General and administrative	35,120	74,878	46,416	151,191
General exploration costs	-	(58)	-	4,484
Depreciation, depletion and impairment	-	4,662,463	-	4,686,775
	35,120	4,740,095	46,416	4,851,226
LOSS FROM OPERATIONS	(35,120)	(4,713,289)	(46,416)	(4,807,607)
MISCELLANEOUS INCOME	2,535		2,535	-
GAIN ON SALE OF MARKETABLE SECURITIES	-	5,421	-	5,421
FOREIGN EXCHANGE TRANSLATION	11,712	146,490	19,675	95,921
NET LOSS FOR THE PERIOD	(20,873)	(4,561,378)	(24,206)	(4,706,265)
DEFICIT - BEGINNING OF PERIOD	(19,223,113)	(10,550,434)	(19,219,780)	(10,405,547)
DEFICIT - END OF PERIOD	(19,243,986)	(15,111,812)	(19,243,986)	(15,111,812)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.00)	$(0.17)	$(0.00)	$(0.18)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	26,451,950	26,451,950	26,451,950	26,451,950

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003 $	2002 $	2003 $	2002 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(20,873)	(4,561,378)	(24,206)	(4,706,265)
Add items not affecting cash				
Depreciation, depletion and impairment	-	4,662,463	-	4,686,775
Gain on sale of marketable securities	-	(5,421)	-	(5,421)
	(20,873)	95,664	(24,206)	(24,911)
Decrease (increase) in amounts receivable and prepaids	534	(1,149)	55,989	377,439
Increase (decrease) in amounts payable and accrued liabilities	(11,793)	236,289	(43,860)	61,042
	(32,132)	330,804	(12,077)	413,570
INVESTING ACTIVITIES				
Due to operator	-	(2,461,050)	-	(1,599,842)
Additions to resource properties	-	2,080,652	-	1,083,668
Proceeds on sale of marketable securities	-	21,001	-	21,001
	-	(359,397)	-	(495,173)
NET DECREASE IN CASH FOR THE PERIOD	(32,132)	(28,593)	(12,077)	(81,603)
CASH - BEGINNING OF PERIOD	36,772	51,349	16,717	104,359
CASH - END OF PERIOD	4,640	22,756	4,640	22,756
SUPPLEMENTARY CASH FLOW INFORMATION:				
INTEREST PAID IN CASH	-	-	-	-
INCOME TAXES PAID IN CASH	-	-	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kookaburra Resources Ltd. (the "Company") has been engaged in the exploration and development on natural resource properties. During 2002, the Company sold its remaining mineral property interest and wrote-off its net investment in its petroleum interests. As at June 30, 2003, the Company does not hold any resource property interests, and is continuing in its efforts to identify, evaluate and acquire potential resource properties.

As of June 30, 2003, the Company had a working capital deficiency of $191,979 and a deficit of $19,243,986. The Company is currently not generating cash flow from its operations to meet its ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

(a) During the six months ended June 30, 2003, the Company was billed $6,830 by a company owned by a director of the Company for professional services provided.

(b) As at June 30, 2003, US $110,000 for past services provided by the President of the Company and $43,071 for prior director fees remained outstanding and have been included in accounts payable and accrued liabilities.

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2003

1. GENERAL AND ADMINISTRATIVE

	$
Bank charges	344
Legal	1,952
Office	6,126
Professional fees	10,517
Regulatory fees	15,710
Shareholder costs	5,089
Transfer agent	6,678
	46,416

2. RELATED PARTY TRANSACTIONS

(a) During the six months ended June 30, 2003, the Company was billed $6,830 by a company owned by a director of the Company for professional services provided.

(b) As at June 30, 2003, US $110,000 for past services provided by the President of the Company and $43,071 for prior director fees remained outstanding and have been included in accounts payable and accrued liabilities.

3.(a) NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED JUNE 30, 2003

3.(b) NO OPTIONS WERE ISSUED DURING THE SIX MONTHS ENDED JUNE 30, 2003

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	26,451,950	$19,052,007

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2003

Security	Number	Exercise Price Per Share	Expiry Date
Options	60,000	$0.20	Dec. 09, 2003
Options	570,000	$0.20	Mar. 05, 2004
Options	200,000	$0.20	Apr. 13, 2004
Options	1,200,000	$0.20	June 13, 2004
	2,030,000		

There are no warrants are outstanding as at June 30, 2003

KOOKABURRA RESOURCES LTD.
QUARTERLY REPORT
FOR THE SIX MONTHS ENDED JUNE 30, 2003

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2003

There are no shares held in escrow or subject to pooling as at June 30, 2003.

5. LIST OF DIRECTORS AND OFFICERS AS AT JUNE 30, 2003

Directors:
- Graeme Robinson
- Nick DeMare
- Don Rotherham

Officers:
- Graeme Robinson, President

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operations

During fiscal 2002, the Company sold its remaining mineral property interest and wrote off its net investment in its petroleum interests. As at June 30, 2003, the Company does not hold any resource property interests.

During the six months ended June 30, 2003, the Company reported a net loss of $24, 206 ($0.00 per share) compared to a net loss of $4,706,265 ($0.18 per share) for the comparable 2002 period and reflects minimal corporate general and administrative costs incurred in 2003 due to a scale back of Company's activities.

Liquidity, Capital Resources and Outlook

As at June 30, 2003, the Company had a working capital deficiency of $191,979. Included in accounts payable and accrued liabilities is $192,154 of accounts payable due to directors and the President of the Company for past services rendered. These amounts will not be repaid until the Company is able to restructure its affairs, obtain financing and identify, negotiate and acquire business assets. As part of its corporate restructuring the Company has determined to implement a consolidation of its share capital on a 15 old for 1 new basis, as previously approved by the Company's shareholders. Completion of the corporate restructuring is subject to TSX Venture Exchange acceptance.

Effective June 9, 2003, the Company ceased trading on the TSX Exchange and commenced trading on the TSX Venture Exchange under the inactive designation. The Company is expected to complete a reactivation plan no later than June 9, 2004 and is required to achieve tier maintenance requirements no later than December 9, 2004.

Investor Relations Activities

The Company did not conduct any investor relations activities during the six months ended June 30, 2003.